Exhibit 99.1

Recon Technology Reports Fiscal 2017 Second Quarter and First Six Months Financial Results
Highlighted by Higher Revenues and Improved Gross Margins

BEIJING, February 13, 2017 /PRNewswire/ — Recon Technology, Ltd. (NASDAQ:RCON), ("Recon" or the "Company"), a leading independent oilfield services provider operating primarily in China, today reported its financial results for the second quarter and first six months of fiscal year 2017, which ended December 31, 2016.

Second Quarter FY2017 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the second quarter of FY2017 increased 5.1% to RMB30.3 million (USD$4.36 million)
•	Gross profit for the second quarter of FY2017 was RMB13.3 million (USD$1.9 million)
•	Gross profit margin improved by 23.9 to 43.9%, largely due to continued revenues generated by higher margin projects stemming from its automation maintaining projects and investments in developing its oilfield waste water treatment services
•	Net loss attributable to Recon for the second quarter of FY2017 was RMB4.4 million ($626,667), or RMB (0.70) ($0.10) per basic and diluted share, compared to RMB2.5 million, or RMB0.45 per basic and diluted share, for the same period of last fiscal year
•	Non-GAAP net income attributable to ordinary shareholders excluding certain non-cash expenses was RMB3.3 million ($469,391), RMB0.53 ($0.08) per basic share, or RMB0.48 ($0.07) per diluted share, for the second quarter of FY2017, compared to non-GAAP net loss attributable to common shareholders of RMB708,267, or RMB0.13 per basic and diluted share, for the same period last fiscal year

First Fiscal Six Months ended December 31, 2016 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the first six months of FY2017 increased 17.5% to RMB38.1 million (USD$5.49 million)
•	Gross profit for the first six months of FY2017 was RMB14.4 million (USD$2.1 million)
•	Gross profit margin improved by 18.8 to 37.8%, largely due to continued revenues generated by higher margin projects stemming from its automation projects and investments in developing its oilfield waste water treatment services
•	Net loss attributable to Recon for the first six months of FY2017 was RMB 9.8 million (USD$1.4 million), or RMB1.62 ($0.23) per basic and diluted share, compared to RMB11.4 million, or RMB2.07 per basic and diluted share, for the same period of last fiscal year
•	Non-GAAP net loss attributable to ordinary shareholders excluding certain non-cash expenses was RMB234,103 ($33,710), or RMB 0.04 ($0.01) per basic and diluted share, for the first six months of FY2017, compared to non-GAAP net loss attributable to common shareholders of RMB 8.2 million, or RMB 1.49 per basic and diluted share, for the same period last fiscal year
•	RMB 6.59 per share (USD $0.95) in shareholders’ equity per share

Management Commentary

Mr. Shenping Yin, Chairman and CEO of Recon stated, "We reported an excellent operating quarter   that reflected strong operations in the oil and gas sector and continued development towards becoming a true global energy service provider. The second quarter was highlighted by the delivery of our furnace equipment to Changqing oilfield, and we are seeing a trend of more capital spending by larger oil and gas producers in China. Our strong financial condition has benefitted the Company through this prolonged period of lower oil and gas pricing, as Recon continued to upgrade its service offering to a greater degree than that of its lesser capitalized peers. We were pleased to generate cash from operations during the period while still steadily increasing our R&D expenditures to broaden our reach to other potential markets, and reported improved profitability excluding certain non-cash items. We recently announced the approval by ABB as a vendor, which allows Recon to bid as a service provider for larger automation projects and is a reflection of our commitment to the exploration and development of new business opportunities outside our traditional oilfield sector.”

Results of Operations

The following consolidated results of operations include the results of operations of the Company’s wholly owned subsidiaries and its variable interest entities (“VIEs”), Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”).

On November 25, 2016, the Company began reporting under Rule 3b-4 of the Securities Exchange Act of 1934 as a foreign private issuer, including the filing of annual reports on Form 20-F and current reports on Form 6-K. Recon has provided selected fiscal 2017 second quarter results, with greater detail on its first half financial results in this report.

Selected Financial Highlights in RMB

(in 000s, except number of shares and per share data)

Conversion US$1.0: RMB6.94 at December 31, 2016

	3 months ended December 31, 2015	3 months ended December 31, 2016	6 months ended December 31, 2015	6 months ended December 31, 2016
Sales	28,842	30,313	32,436	38,115
Cost of Revenues	23,080	16,996	26,272	23,706
Gross Profit	5,762	13,317	6,164	14,409
Gross Profit Margin	20.0%	43.9%	19.0%	37.8%

Loss from Operations	(3,275)	(3,810)	(11,956)	(9,294)

Net Loss Attributable to Recon Technology, Ltd	(2,519)	(4,352)	(11,368)	(9,813)
Non U.S. GAAP Net Income (Loss) attributable to ordinary shareholders	(708)	3,260	(8,228)	(234)
Weighted Average Number of Basic and Diluted Ordinary Shares Outstanding	5,569,102	6,176,444	5,503,932	6,067,089
Basic and Diluted EPS	(0.45)	(0.70)	(2.07)	(1.62)
Non U.S. GAAP adjusted earnings (loss) per share
Basic	(0.13)	0.53	(1.49)	(0.04)
Diluted	(0.13)	0.48	(1.49)	(0.04)

3 MONTHS ENDED DECEMBER 31, 2016 UNAUDITED FINANCIAL RESULTS

Revenue

Total revenues for the three months ended December 31, 2016 increased 5.1% to RMB30.3 million (USD$4.4 million) compared to RMB28.8 million, largely due to increased sales of equipment due to more furnaces provided to the Company’s new client, Changqing Oilfield, a major subsidiary of PetroChina and the largest producing oilfield of China.

Cost and Margin

The Company’s gross profit increased 131.1% to RMB13.3 million (or USD$1.9 million) for the three months ended December 31, 2016 from RMB5.8 million in the prior year period. Gross profit margin improved to 43.9% from 20.0% in the prior year period. The significant increase in gross margin was largely due to higher margin automation projects and waste water treatment business during this period, which traditionally report a higher margin than the Company’s oil and gas service business.

Net Loss

Loss from operations was RMB3.8 million (USD$548,641) during the three months ended December 31, 2016, compared to RMB3.3 million in the prior year period. The increase was largely due to higher general and administrative expenses due to higher share based compensation during the period, offset but higher total revenues and gross profit.

Net loss attributable to Recon Technology for the fiscal 2017 second quarter was RMB4.4 million (USD$626,667), or RMB0.70 (USD$0.10) per basic and diluted share based on 6.2 million diluted shares outstanding, compared to RMB2.5 million, or RMB0.45 per basic and diluted share based on 5.6 million diluted shares outstanding in the prior year period.

Non U.S. GAAP Net Income

•	Non U.S. GAAP net income attributable to ordinary shareholders excluding certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB3.3 million ($469,391), RMB0.53 ($0.08) per basic share, or RMB0.48 ($0.07) per diluted share, for the second quarter of FY2017, compared to adjusted net loss attributable to common shareholders of RMB708,267, or RMB0.13 per basic and diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

FIRST FISCAL 6 MONTHS ENDED DECEMBER 31, 2016 UNAUDITED FINANCIAL RESULTS

Revenue

	For the Six Months Ended
	December 31,
				Percentage
	2015	2016	Increase	Change
Hardware and software- non-related parties	¥31,338,132	¥35,305,234	¥3,967,102	12.7%
Service	1,098,258	2,809,874	1,711,616	155.8%
Total revenues	¥32,436,390	¥38,115,108	¥5,678,718	17.5%

Our total revenues for the first fiscal six months ended December 31, 2016 were approximately ¥38.1 million (USD$5.5 million), an increase of approximately ¥5.7 million or 17.5% from ¥32.4 million for the first fiscal six months ended December 31, 2015. The overall increase in revenue was accomplished through our expansion of new clients and development of new business. See below for more detail:

	For the Six Months Ended
	December 31
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Automation product and software	¥23,677,914	¥17,964,392	¥(5,713,522)	(24.1)%
Equipment and accessories	7,660,218	17,340,842	9,680,624	126.4%
Waste water treatment products	-	2,737,704	2,737,704	100.0%
Other services	1,098,258	72,170	(1,026,088)	(93.4)%
Total revenue - Hardware and software- non-related parties	¥32,436,390	¥38,115,108	¥5,678,718	17.5%

(1)	As shown above, the overall increase in revenue was primarily affected by the increased sales of equipment, primarily more furnaces provided to our new client, Changqing Oilfield, a major subsidiary of PetroChina and the largest producing oilfield of China.

(2)	The Company invested in R&D of new products used for oilfield waste water treatment beginning in 2016, and the outcome was gradually reflected its operating results. For the first fiscal six months ended December 31, 2016, this new business continued to contribute revenue and margin to our operation. Management expects to obtain more business in the coming months due to our technical advantage and long-term cooperation with oilfield companies.

(3)	Revenue from other services decreased by ¥1.0 million or 93.4% mainly because we provided furnace maintenance services as required by clients in 2015 while there was no such requirement during the same period of 2016.

Cost and Margin

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Total revenues	¥32,436,390	¥38,115,108	¥5,678,718	17.5%
Cost of revenues	26,272,046	23,705,506	(2,566,540)	(9.8)%
Gross profit	¥6,164,344	¥14,409,602	¥8,245,258	133.8%
Margin %	19.0%	37.8%	18.8%	-

Cost of Revenues. Our cost of revenues decreased from approximately ¥26.3 million in the first fiscal six months ended December 31, 2015 to approximately ¥23.7 million (USD$3.4 million) for the same period in 2016, a decrease of approximately ¥2.6 million (USD$0.4 million), or 9.8%. This decrease was mainly caused by less revenue generated from automation products and software which has higher cost of revenue.

Gross Profit. Our gross profit increased to approximately ¥14.4 million (USD$2.1 million) for the first fiscal six months ended December 31, 2016 from approximately ¥6.2 million for the same period in 2015. Our gross profit as a percentage of revenue increased to 37.8% for the six months ended December 31, 2016 from 19.0% for the same period in 2015. This was mainly due to higher margin automation projects and waste water treatment business during this period.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Selling and distribution expenses	¥2,624,348	¥4,195,089	¥1,570,741	59.9%
% of revenue	8.1%	11.0%	2.9%	-
General and administrative expenses	8,813,445	15,244,707	6,431,262	73.0%
% of revenue	27.2%	40.0%	12.8%	-
Provision for (reversal of) doubtful accounts	2,153,337	(690,964)	(2,844,301)	(132.1)%
% of revenue	6.6%	(1.8)%	(8.5)%	-
Research and development expenses	4,529,036	4,954,802	425,766	9.4%
% of revenue	14.0%	13.0%	(1.0)%	-
Operating expenses	¥18,120,166	¥23,703,634	¥5,583,468	30.8%

Selling and Distribution Expenses.  Selling and distribution expenses consist primarily of salaries and related expenditures of our sales and marketing organization, sales commissions, costs of our marketing programs including traveling charges, advertising and trade shows, and an allocation of our facilities, depreciation expenses and rental expense, as well as shipping charges. Selling expenses increased approximately ¥1.6 million (USD$0.2 million) for the first fiscal six months ended December 31, 2016 compared to the same period in 2015. This increase was primarily due to an increase in onsite projects service expenses as a results of projects increase. Selling expenses were 8.1% of total revenues for the six months ended December 31, 2015 and 11% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 73.0% or ¥6.4 million (USD$1.0 million), from approximately ¥8.8 million in the first fiscal six months ended December 31, 2015 to approximately ¥15.2 million (USD$2.2 million) in the same period of 2016. The increase in general and administrative expenses was mainly due to an increase in salaries and share-based compensation. General and administrative expenses were 40.0% of total revenues in the first fiscal six months ended December 31, 2016 and 27.2% of total revenues in the same period of 2015.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise from accounts receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥2.2 million for the first fiscal six months ended December 31, 2015 and reversed provision for doubtful accounts of ¥0.7 million ($99.5 thousand) for the same period in 2016. The decrease in provision of doubtful accounts was mainly resulted by the management’s effort to collect the long outstanding receivables.

Research and development (“R&D”) expenses.  Research and development expenses consist primarily of salaries and related expenditures for our research and development projects. Research and development expenses increased from approximately ¥4.5 million for first fiscal six months ended December 31, 2015 to approximately ¥5.0 million (USD$0.7 million) for the same period of 2016. This increase was primarily due to more research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform.

Net Loss

	For the First Fiscal Six Months Ended
	December 31,
			Increase /	Percentage
	2015	2016	(Decrease)	Change
Loss from operations	¥(11,955,822)	¥(9,294,032)	¥2,661,790	(22.3)%
Interest and other expense	(280,133)	(162,538)	117,595	(42.0)%
Loss before income taxes	(12,235,955)	(9,456,570)	2,779,385	(22.7)%
Benefit for income taxes	(868,173)	(20,143)	848,030	(97.7)%
Net loss	(11,367,782)	(9,436,427)	1,931,355	(17.0)%
Less: Net income attributable to non-controlling interest	-	376,212	376,212	100.0%
Net loss attributable to Recon Technology, Ltd	¥(11,367,782)	¥(9,812,639)	¥1,555,143	(13.7)%

Loss from operations.  Loss from operations was approximately ¥9.3 million (USD$1.3 million) for the first fiscal six months ended December 31, 2016, compared to a loss of ¥12.0 million for the same period of 2015. This decrease in loss from operations was primary due to an increase in gross profit, and a decrease in provision for doubtful accounts as discussed above.

Interest and other expense. Interest and other expense was approximately ¥0.2 million (USD$23.4 thousand) for the first fiscal six months ended December 31, 2016, compared to interest and other expense of ¥0.3 million for the same period of 2015. The ¥0.1 million (USD$17.0 thousand) decrease in interest and other expense was primarily due to the decreased interest expense of ¥0.2 million.

Net loss. As a result of the factors described above, net loss was approximately ¥9.4 million (USD$1.3 million) for the first fiscal six months ended December 31, 2016, a decrease of approximately ¥1.9 million (USD$0.3 million) from net loss of ¥11.4 million for the same period of 2015.

Basic and diluted loss per share. Basic and diluted loss per share attributable to common shareholders was RMB1.62, as compared to RMB2.07, in the first fiscal six months of 2016.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to ordinary shareholders excluding certain non-cash expenses (non-GAAP) such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB 234,103 ($33,710), or RMB 0.04 ($0.01) per basic and diluted share, for the first six months of FY2017, compared to non U.S. GAAP net loss attributable to common shareholders of RMB 8.2 million, or RMB 1.49 per basic and diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Highlights in RMB Conversion US$1.0: RMB6.94 at December 31, 2016

	12/31/2016	6/30/2016	Percentage Change

Cash and Cash Equivalents	5,057,928	1,817,620	178.3%
Total Current Assets	83,838,720	74,322,220	12.8%
Total Assets	86,537,875	79,450,314	8.9%
Working Capital	46,968,598	44,471,702	5.6%
Total Liabilities (No Long Term Debt)	36,870,122	29,850,518	23.5%
Shareholders’ Equity	41,068,044	41,376,299	(0.7)%
Total Liabilities and Shareholders' Equity	86,537,875	79,450,314	8.9%

Cash and working capital. As of December 31, 2016, the Company’s cash RMB5.1 million, as compared to RMB1.82 million as of June 30, 2016. The net working capital was RMB47 million as of December 31, 2016, compared to net working capital of RMB44.5 million as of June 30, 2016. Current assets totaled RMB83.8 million and current liabilities totaled RMB36.9 million.

Cash  from Operating Activities. Net cash provided by operating activities was approximately ¥6.0 million ($0.9 million) for the six months ended December 31, 2016. This was an increase of approximately ¥5.0 million ($0.7 million) compared to net cash provided by operating activities of approximately ¥1.0 million for the six months ended December 31, 2015. The increase in net cash used in operating activities for the six months ended December 31, 2016 was primarily attributable to the net loss available to the Company in the amount of ¥9.4 million($1.4 million), share based compensation of ¥8.8 million ($1.3 million) and restricted shares issued for services of ¥0.8 million ($0.1 million) as reconciled, and collections of other receivable, an increase in trade accounts payable and a decrease in inventory.

Cash from Investing Activities. Net cash used in investing activities was approximately ¥0.2 million ($23.9 thousand) for the six months ended December 31, 2016, which was an increase in cash provided by investing activities of approximately ¥0.3 million compared to the same period in 2015. The increase is due to a decrease in the Company’s purchase of additional property and equipment and an increase in proceeds from disposal of equipment.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥2.5 million ($0.4 million) for the six months ended December 31, 2016, as compared to net cash used in financing activities of $9.9 million for the same period in 2015. During the six months ended December 31, 2016, we repaid ¥9.7 million ($1.4 million) in short-term borrowings to two related parties and repaid ¥0.5million ($76.3 thousand) in short-term borrowings to one third-party, and we received ¥7.8 million ($1.1 million) from two related parties.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Use of Non -GAAP Financial Measures

To supplement Recon’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), Recon uses the following non-GAAP financial measures: net income (loss) adjusted for certain non-cash expenses “Special Items (A)” such as restricted shares issued for consulting services and non-cash stock compensation expense, and basic and diluted earnings (losses) per common share excluding non-cash expenses “Special Items (A)” such as restricted shares issued for consulting services and non-cash stock compensation expense.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Recon believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding non-cash items, which may not be indicative of its operating performance.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE:SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Currency Conversion

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.94 to US$1.00, the noon buying rate as of December 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board. Prior period numbers have been recast into the new reporting currency.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Liu Jia

Recon Technology, Ltd.

+86 (10) 84945799

info@recon.cn

Investor Relations

The Equity Group Inc.

In China

Katherine Yao, Senior Associate

+86-10-6587-6435

kyao@equityny.com

In U.S.

Adam Prior, Senior Vice President

+1 (212) 836-9606

aprior@equityny.com

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of June 30,	As of December 31,	As of December 31,
	2016	2016	2016
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥1,817,620	¥5,057,928	$728,307
Notes receivable	4,660,177	5,168,417	744,217
Trade accounts receivable, net	38,097,626	55,101,422	7,934,233
Inventories, net	6,313,070	2,984,626	429,766
Other receivables, net	22,000,112	11,958,434	1,721,934
Purchase advances, net	1,323,305	3,513,976	505,989
Prepaid expenses	110,310	53,917	7,763
Total current assets	74,322,220	83,838,720	12,072,209

Property and equipment, net	2,907,762	2,699,155	388,660
Long-term trade accounts receivable, net	2,220,332	-	-
Total Assets	¥79,450,314	¥86,537,875	$12,460,869

Current liabilities
Trade accounts payable	¥7,540,430	¥14,440,512	$2,079,336
Other payables	2,972,192	3,055,569	439,981
Other payable- related parties	3,680,244	3,763,825	541,965
Deferred revenue	406,681	405,370	58,371
Advances from customers	200,600	195,600	28,165
Accrued payroll and employees' welfare	381,109	1,102,375	158,735
Accrued expenses	261,348	14,155	2,035
Taxes payable	755,880	2,691,350	387,536
Short-term borrowings	530,000	-	-
Short-term borrowings - related parties	12,941,848	11,021,180	1,586,976
Deferred tax liability	180,186	180,186	25,946
Total current liabilities	29,850,518	36,870,122	5,309,046

Equity
Common stock, $ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 6,230,792 and 5,804,005 shares issued and outstanding as of December 31, 2016 and June 30, 2016, respectively	741,467	794,194	114,359
Additional paid-in capital	100,612,455	110,138,264	15,859,167
Statutory reserve	4,148,929	4,148,929	597,418
Accumulated deficit	(63,907,512)	(73,720,151)	(10,615,204)
Accumulated other comprehensive loss	(219,040)	(293,192)	(42,217)
Total shareholders’ equity	41,376,299	41,068,044	5,913,523
Non-controlling interest	8,223,497	8,599,709	1,238,300
Total equity	49,599,796	49,667,753	7,151,823
Total Liabilities and Equity	¥79,450,314	¥86,537,875	$12,460,869

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended			For the three months ended
	December 31,			December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	USD	RMB	RMB	USD

Revenues
Hardware and software	¥31,338,132	¥35,305,234	$5,083,715	¥27,857,380	¥27,503,131	$3,960,265
Service	1,098,258	2,809,874	404,603	985,050	2,809,874	404,603
Total revenues	32,436,390	38,115,108	5,488,318	28,842,430	30,313,005	4,364,868

Cost of revenues
Hardware and software	25,595,076	21,673,434	3,120,829	22,402,781	14,963,656	2,154,665
Service	676,970	2,032,072	292,605	676,970	2,032,072	292,605
Total cost of revenues	26,272,046	23,705,506	3,413,434	23,079,751	16,995,728	2,447,270
Gross profit	6,164,344	14,409,602	2,074,884	5,762,679	13,317,277	1,917,598

Selling and distribution expenses	2,624,348	4,195,089	604,064	1,511,678	3,144,948	452,851
General and administrative expenses	8,813,445	15,244,707	2,195,135	4,746,226	10,345,379	1,489,665
Provision for (reversal of) doubtful accounts	2,153,337	(690,964)	(99,494)	43,411	(698,990)	(100,650)
Research and development expenses	4,529,036	4,954,802	713,458	2,736,039	4,336,128	624,373
Operating expenses	18,120,166	23,703,634	3,413,163	9,037,354	17,127,465	2,466,239

Loss from operations	(11,955,822)	(9,294,032)	(1,338,279)	(3,274,675)	(3,810,188)	(548,641)

Other income (expenses)
Subsidy income	124,720	7,807	1,124	75,720	-	-
Interest income	104,719	48,978	7,053	49,209	21,084	3,036
Interest expense	(474,200)	(285,862)	(41,162)	(196,376)	(153,372)	(22,085)
Income (loss) from foreign currency exchange	(202)	3,015	434	736	2,627	378
Other income (expense)	(35,170)	63,524	9,147	(25,506)	(35,994)	(5,183)
Other income (expense)	(280,133)	(162,538)	(23,404)	(96,217)	(165,655)	(23,854)
Loss before income tax	(12,235,955)	(9,456,570)	(1,361,683)	(3,370,892)	(3,975,843)	(572,495)
Benefit for income tax	(868,173)	(20,143)	(2,900)	(851,716)	-	-
Net loss	(11,367,782)	(9,436,427)	(1,358,783)	(2,519,176)	(3,975,843)	(572,495)
Less: Net income attributable to non-controlling interest	-	376,212	54,172	-	376,212	54,172
Net loss attributable to Recon Technology, Ltd	¥(11,367,782)	¥(9,812,639)	$(1,412,955)	¥(2,519,176)	¥(4,352,055)	$(626,667)

Comprehensive loss
Net loss	(11,367,782)	(9,436,427)	(1,358,783)	(2,519,176)	(3,975,843)	(572,495)
Foreign currency translation adjustment	122,790	(74,152)	(10,677)	(1,428)	(66,550)	(9,583)
Comprehensive loss	(11,244,992)	(9,510,579)	(1,369,460)	(2,520,604)	(4,042,393)	(582,078)
Less: Comprehensive income attributable to non-controlling interest	13,643	376,212	54,172	(2,977)	376,212	54,172
Comprehensive loss attributable to Recon Technology, Ltd	¥(11,258,635)	¥(9,886,791)	$(1,423,632)	¥(2,517,627)	¥(4,418,605)	$(636,250)

Loss per common share - basic and diluted	¥(2.07)	¥(1.62)	$(0.23)	¥(0.45)	¥(0.70)	$(0.10)
Weighted - average shares -basic and diluted	5,503,932	6,067,089	6,067,089	5,569,102	6,176,444	6,176,444

Reconciliation of Non-GAAP Financial Measures

	For the three months ended
	December 31,
	2015	2016	2016
	RMB	RMB	USD
Reconciliation of Net loss attributable to ordinary shareholders to Adjusted Net loss attributable to ordinary shareholders
Net loss attributable to ordinary shareholders	¥(2,519,176)	¥(4,352,055)	$(626,667)
Special items(A):
Restricted shares issued for services	363,886	764,387	110,067
Stock compensation expense	1,447,023	6,847,479	985,991
Adjusted net income (loss) attributable to ordinary shareholders	¥(708,267)	¥3,259,811	$469,391

Reconciliation of U.S. GAAP Earnings (Loss) Per Share to Non U.S. GAAP Adjusted Earnings (Loss) Per Share
U.S. GAAP earnings (loss) per share
Basic	¥(0.45)	¥(0.70)	$(0.10)
Diluted	(0.45)	(0.64)	(0.09)
Impact of special items(A) on earnings per share
Basic	(0.32)	(1.23)	(0.18)
Diluted	(0.32)	(1.12)	(0.16)
Non U.S. GAAP adjusted earnings (loss) per share
Basic	¥(0.13)	¥0.53	$0.08
Diluted	(0.13)	0.48	0.07
Weighted - average shares -basic	5,569,102	6,176,444	6,176,444
Weighted - average shares -diluted	5,569,102	6,766,481	6,766,481

	For the six months ended
	December 31,
	2015	2016	2016
	RMB	RMB	USD
Reconciliation of Net Loss attributable to ordinary shareholders to Adjusted Net Loss attributable to ordinary shareholders
Net loss attributable to ordinary shareholders	¥(11,367,782)	¥(9,812,639)	$(1,412,955)
Special items(A):
Restricted shares issued for services	566,361	764,387	110,067
Stock compensation expense	2,573,575	8,814,149	1,269,178
Adjusted net loss attributable to ordinary shareholders	¥(8,227,846)	¥(234,103)	$(33,710)

Reconciliation of U.S. GAAP Earnings (Loss) Per Share to Non U.S. GAAP Adjusted Earnings (Loss) Per Share
U.S. GAAP loss per share	¥(2.07)	¥(1.62)	$(0.23)
Impact of special items(A) on earnings per share	0.58	1.58	0.22
Non U.S. GAAP adjusted loss per share	¥(1.49)	¥(0.04)	$(0.01)
Weighted - average shares -basic and diluted	5,503,932	6,067,089	6,067,089